UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

TEXAS SOUTH ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

88269V102

(CUSIP Number)

Michael J. Mayell

4550 Post Oak Place Dr., Suite 300

Houston, Texas 77027

Tel: (713) 820-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Thomas C. Pritchard, Esq.

Brewer & Pritchard, P.C.

800 Bering Dr., Suite 201

Houston, Texas 77057

Tel: (713) 209-2911

Fax: (832) 538-1265

April 11, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  88269V102

1	NAMES OF REPORTING PERSONS Michael J. Mayell I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,350,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 143,350,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,350,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.77%
14	TYPE OF REPORTING PERSON IN

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Item 1.  Security and Issuer

This statement on Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”), of Texas South Energy, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4550 Post Oak Place Dr., Suite 300, Houston, Texas 77027.

Item 2.  Identity and Background

(a) The name of the person filing this statement is Michael J. Mayell.

(b) The business address of Mr. Mayell is 4550 Post Oak Place Dr., Suite 300, Houston, Texas 77027.

(c) Mr. Mayell is the Chief Executive Officer and a director of the Issuer.

(d) During the past five years, Mr. Mayell has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Mayell was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Mayell is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Mayell and affiliates loaned the Company an aggregate of $837,000 during 2017, payable upon demand, bearing interest at the rate of 10% per annum, and convertible into 41,850,000 shares of Company common stock. Additionally, an affiliate of Mr. Mayell purchased 500,000 shares of common stock on January 26, 2018 at a purchase price of $0.02 per share. Proceeds to fund the loans and stock purchase were from personal funds.

Item 4.  Purpose of Transaction

Mr. Mayell acquired the Common Stock he beneficially owns for investment purposes. Mr. Mayell does not currently have any plans or proposals (other than those he may have from time to time in his role as an officer and director of the Issuer) that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) Mr. Mayell is the beneficial owner of 143,350,000 shares of Common Stock.    The shares of Common Stock beneficially owned by Mr. Mayell equals approximately 15.77% of the Issuer’s outstanding shares of Common Stock, based on 867,440,670 shares outstanding as of March 12, 2018.

(b) Mr. Mayell has sole voting power over the 143,350,000 shares of Common Stock beneficially owned by him.

(c) Mr. Mayell has not affected any transaction in the Issuer Common Stock during the past 60 days, except as set forth in Item 3.

(d) Mr. Mayell has no knowledge, that any person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with Mr. Mayell.

Item 7.  Material to Be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2018	By:	/s/ Michael J. Mayell
Name: Michael J. Mayell

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